SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 17)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SYNGENTA AG

(Name of Subject Company)

SYNGENTA AG

(Name of Person(s) Filing Statement)

Common shares, nominal value CHF 0.10 per share (“Common Shares”)
American Depositary Shares (“ADSs”), each representing one-fifth of a Common
Share of Syngenta AG, nominal value CHF 0.10 per share

(Title of Class of Securities)

CH0011037469 (Common Shares)

87160A100 (ADSs)

(CUSIP Number of Class of Securities)

Christoph Mäder

Group General Counsel

Syngenta International AG

P.O. Box

CH-4002 Basel, Switzerland

+41 61 323 1111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Louis L. Goldberg

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 17 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 23, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Syngenta AG, a Swiss corporation (Aktiengesellschaft) with registered office in Basel, Switzerland (the “Company”). The Schedule 14D-9 relates to a tender offer by CNAC Saturn (NL) B.V. (the “Offeror”), a private company with limited liability (B.V. or “Besloten Vennootschap met beperkte aansprakelijkheid”) organized under the laws of The Netherlands, that is an indirect wholly-owned subsidiary of China National Chemical Corporation, a state-owned enterprise organized under the laws of the People’s Republic of China (“ChemChina”), to purchase (i) up to 100% of the issued and outstanding publicly held registered shares (Namenaktien), with a nominal value of 0.10 Swiss francs per share, of the Company (collectively the “Common Shares” and each a “Common Share”) that are held by residents in the United States (“U.S.”), including holders who are “U.S. holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended), and (ii) up to 100% of the outstanding American Depositary Shares of the Company, issued by The Bank of New York Mellon acting as depositary, each representing one-fifth of a Common Share, of the Company (collectively the “ADSs” and each an “ADS”) from all holders, wherever located, for $465.00 per Common Share, and $93.00 per ADS, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable (including, in the case of ADSs, a fee of $0.05 per ADS for the cancellation of tendered ADSs), upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated March 23, 2016, and in the related Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable, contained in the Tender Offer Statement on Schedule TO, dated March 23, 2016 filed by ChemChina and the Offeror with the SEC on March 23, 2016, as amended or supplemented from time to time.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 6 of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the first table under the heading “Other Transactions by Company Executive Officers and Non-Executive Directors”:

Name of Person	Transaction Date	Number of Common Shares	Price Per Common Share (CHF)	Nature of Transaction
Jonathan Parr	February 9, 2017	2,230	429.92	Exercise of Options at exercise price of CHF 300.40 and subsequent sale of Common Shares
Jonathan Parr	February 9, 2017	1,225	429.92	Exercise of Options at exercise price of CHF 233.43 and subsequent sale of Common Shares
Jonathan Parr	February 9, 2017	1,632	429.92	Exercise of Options at exercise price of CHF 283.70 and subsequent sale of Common Shares
Jonathan Parr	February 9, 2017	1,668	429.92	Exercise of Options at exercise price of CHF 308.71 and subsequent sale of Common Shares

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

SYNGENTA AG

By:	/s/ Christoph Mäder
	Name:	Christoph Mäder
	Title:	Group General Counsel

Dated: February 13, 2017